FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

                               ROGERS WIRELESS
                             COMMUNICATIONS INC.

                             -------------------

                (Translation of registrant's name into English)

                             -------------------

                      One Mount Pleasant Road, 16th Floor
                           Toronto, Ontario M4Y 2Y5

                              -------------------

                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F [ ]                Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes [ ]                      No [X]



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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ROGERS WIRELESS COMMUNICATIONS INC.
            (Registrant)

By: /s/ Graeme McPhail
    ------------------------------------------
    Graeme McPhail
    Vice President, Associate General Counsel

Date: September 16, 2004



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                                 EXHIBIT INDEX


EXHIBIT NUMBER                         DESCRIPTION

--------------  -------------------------------------------------------------

    99.1        Material Change Report dated September 16, 2004.